As filed with the Securities and Exchange Commission on September 21, 2015.

Registration No. 333-198654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Performance Food Group Company
(Exact Name of Registrant as Specified in its Charter)

Delaware	5141	43-1983182
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12500 West Creek Parkway
Richmond, Virginia 23238
(804) 484-7700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Michael L. Miller, Esq.
Senior Vice President, General Counsel, and Secretary
Performance Food Group Company
12500 West Creek Parkway
Richmond, Virginia 23238
(804) 484-7700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Igor Fert, Esq.	**Marc Jaffe, Esq.**
Simpson Thacher & Bartlett LLP	**Cathy Birkeland, Esq.**
425 Lexington Avenue New York, NY 10017	**Latham & Watkins LLP**
Telephone: (212) 455-2000	**885 Third Avenue New York, NY 10017**
Facsimile: (212) 455-2502	**Telephone: (212) 906-1200**
	Facsimile: (212) 751-4864

Approximate date of commencement of the proposed sale of the securities to the public: **As soon as practicable after the Registration Statement is declared effective.**

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)   Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	16,675,000	$25.00	$416,875,000	$49,700.88

(1) Includes 2,175,000 shares of common stock subject to the underwriters' option to purchase additional shares of common stock.

(2) Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(3) The Registrant paid $12,880 of the registration fee, with respect to $100,000,000 of the proposed maximum aggregate offering price in connection with the initial filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 21, 2015.

PROSPECTUS

14,500,000 Shares



Performance Food Group Company

Common Stock

This is an initial public offering of shares of common stock of Performance Food Group Company.

We are selling 12,777,325 of the shares to be sold in the offering, and certain of the selling stockholders identified in this prospectus are selling 1,722,675 shares. Performance Food Group Company will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $22.00 and $25.00. Our common stock has been approved for listing on The New York Stock Exchange (the "NYSE") under the symbol "PFGC."

After the completion of this offering, affiliates of The Blackstone Group L.P. will continue to own a majority of the voting power of all outstanding shares of the common stock. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the NYSE. See "Principal and Selling Stockholders."

Certain of the selling stockholders identified in this prospectus have granted the underwriters a 30-day option to purchase up to 2,175,000 additional shares at the initial public offering price less the underwriting discount and commissions.

Investing in our common stock involves risk. See "Risk Factors" beginning on page 16 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1) See "Underwriting (Conflicts of Interest)" for additional information regarding underwriting compensation.

Delivery of the shares of common stock will be made on or about , 2015.

Credit Suisse **Barclays**
Wells Fargo Securities **Morgan Stanley**

Blackstone Capital Markets
BB&T Capital Markets
Guggenheim Securities
Macquarie Capital

Prospectus dated , 2015

- our profitability is directly affected by cost inflation or deflation and other factors;

- many of our customers are not obligated to continue purchasing products from us;

- group purchasing organizations may become more active in our industry and increase their efforts to add our customers as members of these organizations;

- changes in consumer eating habits could materially and adversely affect our business, financial condition, or results of operations;

- extreme weather conditions and natural disasters may interrupt our business, or our customers' businesses, which could have a material adverse effect on our business, financial condition or results of operations;

- our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness;

- affiliates of our Sponsors control us and have the ability to elect all of the members of our Board of Directors; the Sponsors' interests may conflict with ours or yours in the future;

- we will be a "controlled company" within the meaning of the rules of the NYSE and the rules of the SEC; as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies; and

- other factors set forth under "Risk Factors" in this prospectus.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading "Risk Factors."

Corporate History and Information

The issuer was formed under the laws of the state of Delaware on September 23, 2002. Our principal executive office is located at 12500 West Creek Parkway, Richmond VA 23238. Our main telephone number is 804-484-7700.

Our Sponsors

Blackstone (NYSE: BX) is one of the world's leading investment firms. Blackstone's asset management businesses, with approximately $332.7 billion in assets under management as of June 30, 2015, include investment vehicles focused on private equity, real estate, public debt and equity, non-investment grade debt and secondary funds, all on a global basis. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory, and fund placement services.

Wellspring Capital Management, a leading middle-market private equity firm, was founded in 1995. By teaming with strong management, Wellspring unlocks underlying value and pursues new growth opportunities through strategic initiatives, operating improvements, and add-on acquisitions. The firm functions as a strategic rather than tactical partner, providing management teams with top-line support, M&A experience, and financial expertise. Wellspring has approximately $3 billion of private equity capital under management.

Immediately after the offering of our common stock, affiliates of Blackstone and Wellspring will beneficially own approximately 61.9% and 16.8% of our common stock, respectively, or approximately 60.2% and 16.3%, respectively, if the underwriters exercise in full their option to purchase additional shares.

THE OFFERING

Common stock offered by us . . . . 12,777,325 shares.

Common stock offered by the selling
   stockholders . . . . 1,722,675 shares.

Option to purchase additional shares . . . . The underwriters have an option to purchase up to 2,175,000 additional shares of our common stock from certain of the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock outstanding after giving
   effect to this offering . . . . 99,656,275 shares.

Use of proceeds . . . . We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $276.6 million, based on an assumed initial public offering price of $23.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering to repay $276.0 million of outstanding indebtedness under our term loan facility, with any remaining balance to be used for general corporate purposes. See "Use of Proceeds."

We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders, including upon the sale of shares if the underwriters exercise their option to purchase additional shares from the selling stockholders in this offering. See "Use of Proceeds."

Dividend policy . . . . We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions in our ABL and term loan facilities, and other factors that our Board of Directors may deem relevant.

Conflicts of interest . . . . A portion of the net proceeds from this offering will be used to repay borrowings under our term loan facility. Because Guggenheim Securities, LLC is an underwriter in this offering and one or more funds or accounts managed or advised by an investment management affiliate of Guggenheim Securities, LLC are lenders under our term loan facility and will receive 5% or more of the net proceeds from the sale of our common stock in this offering, Guggenheim Securities, LLC is deemed to have a "conflict of interest" under Rule 5121 ("Rule 5121") of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In addition, affiliates of Blackstone Advisory Partners L.P. own in excess of 10% of our issued and outstanding common stock. Because Blackstone

Advisory Partners L.P. is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, Blackstone Advisory Partners L.P. is also deemed to have a "conflict of interest" under Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. See "Underwriting (Conflicts of Interest)."

Risk factors.......................... See "Risk Factors" beginning on page 16 for a discussion of risks you should carefully consider before deciding to invest in our common stock.

NYSE trading symbol................ "PFGC."

The number of shares of our common stock to be outstanding immediately after the consummation of this offering is based on 86,878,950 shares of common stock outstanding as of June 27, 2015 and does not give effect to options relating to 6,060,410 shares of common stock, with a weighted average exercise price of $7.67 per share outstanding under our 2007 Management Option Plan (the "2007 Stock Option Plan"), 367,183 shares of common stock reserved for future issuance under the 2007 Stock Option Plan, 268,450 shares of common stock that are issuable pursuant to restricted stock units outstanding under the Performance Food Group 2015 Omnibus Incentive Plan (the "2015 Omnibus Incentive Plan") and an additional 4,581,550 shares of common stock that are reserved for future issuance under the 2015 Omnibus Incentive Plan (including any awards that we may make in connection with this offering). Prior to the completion of this offering, we expect that approximately 3.7 million outstanding options will be replaced with approximately 2.5 million shares of restricted stock and approximately 1.2 million new options in connection with the Early Exercise described under "Management—Executive Compensation—Compensation Actions Taken in Fiscal 2016—The Early Exercise Offer" (based on the mid-point of the range set forth on the cover of this prospectus). The number of shares of restricted stock to be issued may be increased or decreased and the number of new options may be correspondingly decreased or increased based on the actual initial public offering price of the shares of common stock in this offering.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

- assumes (1) no exercise of the underwriters' option to purchase additional shares and (2) an initial public offering price of $23.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus;

- reflects a 0.485 for one reverse stock split of our common stock and a reclassification of our Class A common stock and our Class B common stock into a single class, effected on August 28, 2015; and

- assumes the filing and effectiveness of our amended and restated certificate of incorporation

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data for the periods and as of the dates indicated.

We derived the summary consolidated statement of operations data and the summary consolidated statement of cash flows data for the years ended June 27, 2015, June 28, 2014, and June 29, 2013 and the summary consolidated balance sheet data as of June 27, 2015 and June 28, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated balance sheet data as of June 29, 2013 from our unaudited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results expected for any future period.

The consolidated balance sheet data as of June 27, 2015 is presented:

- on an actual basis; and

- on an as adjusted basis to reflect the issuance and sale of 12,777,325 shares of our common stock by us in this offering based on the assumed initial public offering price of $23.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering as described under "Use of Proceeds."

The summary historical consolidated financial data set forth below should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	For the fiscal year ended		
	June 27, 2015	June 28, 2014	June 29, 2013
	(dollars in millions, except per share data)		
Statement of Operations Data:			
Net sales	$ 15,270.0	$ 13,685.7	$ 12,826.5
Cost of goods sold	13,421.7	11,988.5	11,243.8
Gross profit	1,848.3	1,697.2	1,582.7
Operating expenses	1,688.2	1,581.6	1,468.0
Operating profit	160.1	115.6	114.7
Interest expense, net(1)	85.7	86.1	93.9
Loss on extinguishment of debt	—	—	2.0
Other, net	(22.2)	(0.7)	(0.7)
Other expense, net	63.5	85.4	95.2
Income before taxes	96.6	30.2	19.5
Income tax expense(2)	40.1	14.7	11.1
Net income	$ 56.5	$ 15.5	$ 8.4
Per Share Data:			
Basic net income per share	$ 0.65	$ 0.18	$ 0.10
Diluted net income per share	$ 0.64	$ 0.18	$ 0.10
Pro forma basic earnings per share	$ 0.68		
Pro forma diluted earnings per share	$ 0.67		
Weighted-average number of shares used in per share amounts			
Basic	86,874,727	86,868,452	86,864,606
Diluted	87,613,698	87,533,324	87,458,530
Other Financial Data:			
EBITDA(3)	$ 303.6	$ 249.0	$ 233.4
Adjusted EBITDA(3)	328.6	286.1	271.3
Capital expenditures	98.6	90.6	66.5
Summary Statement of Cash Flows Data:			
Net cash provided by (used in) continuing operations:			
Operating activities	$ 127.4	$ 119.7	$ 140.7
Investing activities	(100.7)	(93.4)	(150.0)
Financing activities	(22.8)	(35.1)	12.3

	As of June 27, 2015		As of	
	Actual	**As adjusted**	**June 28, 2014**	**June 29, 2013**
		(dollars in millions)		
Balance Sheet Data:				
Cash and cash equivalents	$ 9.2	$ 9.8	$ 5.3	$ 14.1
Total assets	3,390.9	3,391.5	3,239.8	3,055.4
Total debt	1,442.5	1,166.5	1,459.5	1,483.0
Total shareholders' equity	493.0	769.9	434.1	420.0

(1) Interest expense, net includes $8.0 million, $6.6 million and $11.1 million of reclassification adjustments for changes in fair value of interest rate swaps for fiscal 2015, fiscal 2014, and fiscal 2013, respectively.

(2) Income tax expense includes $3.1 million, $2.6 million, and $4.3 million tax benefit from reclassification adjustments for fiscal 2015, fiscal 2014, and fiscal 2013, respectively, related to the reclassification adjustments for changes in fair value of interest rate swaps referred to in note (1).

(3) Management measures operating performance based on our EBITDA, defined as net income (loss) before interest expense (net of interest income), income taxes, and depreciation and amortization. EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance, or liquidity presented in accordance with U.S. GAAP and is subject to important limitations. Our definition of EBITDA may not be the same as similarly titled measures used by other companies.

We believe that the presentation of EBITDA enhances an investor's understanding of our performance. We believe this measure is a useful metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We use this measure to evaluate the performance of our segments and for business planning purposes. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt, and to undertake capital expenditures because it eliminates depreciation and amortization expense. We present EBITDA in order to provide supplemental information that we consider relevant for the readers of our consolidated financial statements included elsewhere in this prospectus, and such information is not meant to replace or supersede U.S. GAAP measures.

In addition, our management uses Adjusted EBITDA, defined as net income (loss) before interest expense (net of interest income), income and franchise taxes, and depreciation and amortization, further adjusted to exclude certain unusual, non-cash, non-recurring, cost reduction, and other adjustment items permitted in calculating covenant compliance under our credit agreements (other than certain pro forma adjustments permitted under our credit agreements relating to the Adjusted EBITDA contribution of acquired entities or businesses prior to the acquisition date). Under our credit agreements, our ability to engage in certain activities such as incurring certain additional indebtedness, making certain investments, and making restricted payments is tied to ratios based on Adjusted EBITDA (as defined in the credit agreements). Our definition of Adjusted EBITDA may not be the same as similarly titled measures used by other companies.

Adjusted EBITDA is not defined under U.S. GAAP, and is subject to important limitations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. In addition, targets based on Adjusted EBITDA are among the measures we use to evaluate our management's performance for purposes of determining their compensation under our incentive plans as further described under "Management—Executive Compensation."

We believe that the most directly comparable GAAP measure to Adjusted EBITDA is net income (loss). The following table reconciles net income to EBITDA and Adjusted EBITDA for the periods presented:

	For the fiscal year ended				
	June 27, 2015	**June 28, 2014**	**June 29, 2013**	**June 30, 2012**	**July 2, 2011**
		(dollars in millions)			
Net income	$ 56.5	$ 15.5	$ 8.4	$ 21.0	$ 13.7
Interest expense, net	85.7	86.1	93.9	76.3	78.9
Income tax expense	40.1	14.7	11.1	12.9	10.9
Depreciation	76.3	73.5	58.7	46.4	43.2
Amortization of intangible assets	45.0	59.2	61.3	55.9	55.8
EBITDA	303.6	249.0	233.4	212.5	202.5
Non-cash items(i)	4.3	4.8	1.8	3.8	0.3
Acquisition, integration and reorganization(ii)	0.4	11.3	22.9	12.9	8.2
Non-recurring items(iii)	5.1	0.4	0.4	1.5	4.5
Productivity initiatives(iv)	8.3	16.3	3.1	1.5	—
Multiemployer plan withdrawal(v)	2.8	0.4	3.9	(0.1)	0.8
Other adjustment items(vi)	4.1	3.9	5.8	8.8	3.7
Adjusted EBITDA	$328.6	$286.1	$271.3	$240.9	$220.0

Extreme weather conditions and natural disasters may interrupt our business, or our customers' businesses, which could have a material adverse effect on our business, financial condition, or results of operations.

Many of our facilities and our customers' facilities are located in areas that may be subject to extreme, and occasionally prolonged, weather conditions, including, but not limited to, hurricanes, blizzards, and extreme cold. Such extreme weather conditions may interrupt our operations and reduce the number of consumers who visit our customers' facilities in such areas. Furthermore, such extreme weather conditions may interrupt or impede access to our customers' facilities, all of which could have a material adverse effect on our business, financial condition, or results of operations.

We rely on third-party suppliers and purchasing cooperatives, and our business may be affected by interruption of supplies or increases in product costs.

We obtain substantially all of our foodservice and related products from third-party suppliers. We typically do not have long-term contracts with our suppliers. Although our purchasing volume can sometimes provide an advantage when dealing with suppliers, suppliers may not provide the foodservice products and supplies needed by us in the quantities and at the prices requested. We are also a member of a purchasing cooperative through which we coordinate a portion of our supplier and logistics contracts. Our suppliers may also be affected by higher costs to source or produce and transport food products, as well as by other related expenses that they pass through to their customers, which could result in higher costs for the products they supply to us. Because we do not control the actual production of most of the products we sell, we are also subject to material supply chain interruptions, delays caused by interruption in production, and increases in product costs, including those resulting from product recalls or a need to find alternate materials or suppliers, based on conditions outside our control. These conditions include work slowdowns, work interruptions, strikes, or other job actions by employees of suppliers, weather conditions or more prolonged climate change, crop conditions, water shortages, transportation interruptions, unavailability of fuel or increases in fuel costs, competitive demands, contamination with mold, bacteria or other contaminants, and natural disasters or other catastrophic events, including, but not limited to, the outbreak of e. coli or similar food borne illnesses or bioterrorism in the United States. We are currently in a dispute with our purchasing cooperative regarding amounts owed, and are considering withdrawing, or may be asked to withdraw, from the cooperative as part of a resolution of such dispute. If we do not continue to obtain the services of the purchasing cooperative of which we are a member, the supplier and logistics contracts coordinated through such cooperative may be disrupted until we are able to secure replacements. Additionally, we would be required to negotiate pricing terms and replacement supplier and logistics contracts with individual providers. It is possible that some of such pricing terms and contracts may not be on terms as favorable as the ones we currently have through the purchasing cooperative. Our inability to obtain adequate supplies of foodservice and related products as a result of any of the foregoing factors or otherwise could mean that we could not fulfill our obligations to our customers and, as a result, our customers may turn to other distributors. Our inability to anticipate and react to changing food costs through our sourcing and purchasing practices in the future could have a material adverse effect on our business, financial condition, or results of operations.

We face risks relating to labor relations, labor costs, and the availability of qualified labor.

As of June 27, 2015, we had more than 12,000 employees of whom, as of the date of this prospectus, approximately 850 were members of local unions associated with the International Brotherhood of Teamsters or other unions. Although our labor contract negotiations have in the past generally taken place with the local union representatives, we may be subject to increased efforts to engage us in multi-unit bargaining that could subject us to the risk of multi-location labor disputes or work stoppages that would place us at greater risk of being materially adversely affected by labor disputes. In addition, labor organizing activities could result in additional employees becoming unionized, which could result in higher labor costs. Although we have not experienced any significant labor disputes or work stoppages in recent history, and we believe we have satisfactory relationships with our employees, including those who are union members, increased unionization or a work stoppage because of our failure to renegotiate union contracts could have a material adverse effect on us.

Further, potential changes in labor legislation, including the Employee Free Choice Act, or "EFCA," could result in portions of our workforce, such as our delivery personnel, being subjected to greater organized labor influence. The EFCA could impact the nature of labor relations in the United States and how union elections and would have had $1,166.5 million of indebtedness. In addition, we would have had $631.8 million of availability under our ABL facility after giving effect to $102.5 million of outstanding letters of credit. See "Use of Proceeds."

Our high degree of leverage could have important consequences for us, including:

- requiring us to utilize a substantial portion of our cash flows from operations to make payments on our indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, development activity, and other general corporate purposes;

- increasing our vulnerability to adverse economic, industry, or competitive developments;

- exposing us to the risk of increased interest rates because substantially all of our borrowings are at variable rates of interest;

- making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Our total interest expense, net was $85.7 million, $86.1 million, and $93.9 million for fiscal 2015, fiscal 2014, and fiscal 2013, respectively.

Substantially all of our indebtedness is floating rate debt. We may elect to enter into swaps to reduce our exposure to floating interest rates as described under "—We may utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty creditworthiness or non-performance of these instruments."

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations, or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms, or at all, and these actions may not be sufficient to meet our capital requirements. In addition, any refinancing of our indebtedness could be at a higher interest rate, and the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives. Our failure to make the required interest and principal payments on our indebtedness would result in an event of default under the agreement governing such indebtedness, which may result in the acceleration of some or all of our outstanding indebtedness.

NYSE or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us, the selling stockholders, and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior stockholders have paid substantially less per share of our common stock than the price in this offering. The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of outstanding common stock prior to completion of the offering. Based on our net tangible book value as of June 27, 2015 and upon the issuance and sale of shares of common stock by us at an assumed initial public offering price of $23.50 per share, which is the mid-point of the range set forth on the cover page of this prospectus, if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $24.32 per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. A total of 6,060,410 shares are issuable upon the exercise of options issued under the 2007 Stock Option Plan, and an additional 367,183 shares of common stock are reserved for future issuance under the 2007 Stock Option Plan. Prior to the completion of this offering, we expect that approximately 3.7 million outstanding options will be replaced with approximately 2.5 million shares of restricted stock and approximately 1.2 million new options in connection with the Early Exercise described under "Management— Executive Compensation—Compensation Actions Taken in Fiscal 2016—The Early Exercise Offer" (based on the mid-point of the range set forth on the cover of this prospectus). The number of shares of restricted stock to be issued may be increased or decreased and the number of new options may be correspondingly decreased or increased based on the actual initial public offering price of the shares of common stock in this offering. A total of 268,450 shares of common stock are issuable pursuant to restricted stock units outstanding under the 2015 Omnibus Incentive Plan and an additional 4,581,550 shares of common stock are reserved for future issuance under the 2015 Omnibus Incentive Plan. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, executive officers, and directors under our current and future stock incentive plans, including our 2015 Omnibus Incentive Plan. See "Dilution."

Our stock price may change significantly following the offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. We, the selling stockholders and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in "—Risks Related to Our Business and Industry" and the following:

- results of operations that vary from the expectations of securities analysts and investors;

- results of operations that vary from those of our competitors;

- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- declines in the market prices of stocks generally, particularly those of foodservice distribution companies;

- strategic actions by us or our competitors;

- announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering we will have a total of 99,656,275 shares of common stock outstanding. All 14,500,000 shares sold in this offering will be freely tradable without registration under the Securities Act, and without restriction by persons other than our "affiliates" (as defined under Rule 144 of the Securities Act ("Rule 144")), including our directors, executive officers, and other affiliates (including affiliates of Blackstone and Wellspring), whose shares may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale."

The remaining 85,156,275 shares, representing 85.4% of our total outstanding shares of common stock following this offering based on the number of shares outstanding as of June 27, 2015, will be "restricted securities" within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in "Shares Eligible for Future Sale."

In connection with this offering, we, our directors and executive officers, and holders of substantially all of our common stock have each agreed, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See "Underwriting (Conflicts of Interest)" for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, shares held by Blackstone, Wellspring, and our directors, officers, employees, and other stockholders will be eligible for resale, subject to volume, manner of sale, and other limitations under Rule 144. In addition, pursuant to a registration rights agreement, Blackstone, Wellspring, and certain other stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, our existing owners could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately 80.4% of our outstanding common stock (or 78.3%, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See "Shares Eligible for Future Sale."

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

A total of 6,060,410 shares are issuable upon the exercise of options issued under the 2007 Stock Option Plan and an additional 367,183 shares of common stock are reserved for future issuance under the 2007 Stock Option Plan. Prior to the completion of this offering, we expect that approximately 3.7 million outstanding options will be replaced with approximately 2.5 million shares of restricted stock and approximately 1.2 million new options in connection with the Early Exercise described under "Management—Executive Compensation— Compensation Actions Taken in Fiscal 2016—The Early Exercise Offer" (based on the mid-point of the range set forth on the cover of this prospectus). The number of shares of restricted stock to be issued may be increased or decreased and the number of new options may be correspondingly decreased or increased based on the actual initial public offering price of the shares of common stock in this offering. A total of 268,450 shares of common stock are issuable pursuant to restricted stock units outstanding under the 2015 Omnibus Incentive Plan and an additional 4,581,550 shares of common stock are reserved for future issuance under the 2015 Omnibus Incentive Plan. These shares will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements, and Rule 144, as applicable.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

- a classified Board of Directors with staggered three-year terms;

- the ability of our Board of Directors to issue one or more series of preferred stock;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

- certain limitations on convening special stockholder meetings;

- the removal of directors only for cause and only upon the affirmative vote of holders of at least 66⅔% of the shares of common stock entitled to vote generally in the election of directors if Blackstone and its affiliates hold less than 30% of our outstanding shares of common stock; and

- that certain provisions may be amended only by the affirmative vote of at least 66⅔% of the shares of common stock entitled to vote generally in the election of directors if Blackstone and its affiliates hold less than 30% of our outstanding shares of common stock.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third-party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See "Description of Capital Stock."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of our Company to the Company or the Company's stockholders, (iii) action asserting a claim against the Company or any director, officer or stockholder of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director, officer or stockholder of the

Company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Affiliates of the Sponsors control us and their interests may conflict with ours or yours in the future.

Immediately following this offering of common stock, affiliates of Blackstone and Wellspring will beneficially own approximately 61.9% and 16.8% of our common stock, respectively, or approximately 60.2% and 16.3%, respectively, if the underwriters exercise in full their option to purchase additional shares. As a result, investment funds associated with or designated by affiliates of the Sponsors will have the ability to elect all of the members of our Board of Directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence or modification of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, the Sponsors may have an interest in pursuing acquisitions, divestitures, and other transactions that, in their respective judgment, could enhance their investment, even though such transactions might involve risks to you. For example, the Sponsors could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. Additionally, in certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes.

Blackstone and Wellspring are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us.

Our amended and restated certificate of incorporation will provide that none of Blackstone, Wellspring, any of their affiliates, or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as either of our Sponsors continue to own a significant amount of our combined voting power, even if such amount is less than 50%, such Sponsor will continue to be able to strongly influence or effectively control our decisions and, so long as such Sponsor and its affiliates collectively own at least 5% of all outstanding shares of our stock entitled to vote generally in the election of directors, such Sponsor will be able to appoint individuals to our Board of Directors under a stockholders agreement which we expect to adopt in connection with this offering. In addition, our Sponsors will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of the Company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.

We will be a "controlled company" within the meaning of the rules of the NYSE and the rules of the SEC. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies.

After completion of this offering, Blackstone will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the corporate

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering based on an assumed initial public offering price of $23.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $276.6 million. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use $276.0 million of the net proceeds received by us from this offering to repay $276.0 million principal amount under our term loan facility. Our term loan facility matures on November 14, 2019 and bears interest at the borrower's option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the rate of interest published by Credit Suisse (AG), Cayman Islands Branch, as its "prime lending rate," (2) the federal funds rate plus 0.50%, and (3) one-month LIBOR rate plus 1.00% or (b) a LIBOR rate determined by reference to the service selected by Credit Suisse (AG), Cayman Islands Branch that has been nominated by the British Bankers' Association (or any successor thereto). The applicable margin for borrowings is 5.25% for loans based on a LIBOR rate and 4.25% for loans based on the base rate as of June 27, 2015. The LIBOR rate for term loans is subject to a 1.00% floor and the base rate for term loans is subject to a floor of 2.00%. See "Description of Certain Indebtedness—Second Lien Term Loan."

To the extent we raise more proceeds in this offering than currently estimated, we will increase the amount of the term loan facility to be repaid by such amount. To the extent we raise less proceeds in this offering than currently estimated, we will reduce the amount of the term loan facility to be repaid by such amount. We intend to use any remaining proceeds received by us from this offering for other general corporate purposes. A $1.00 increase or decrease in the assumed initial public offering price of $23.50 per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $12.0 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 27, 2015:

- on an actual basis reflecting a 0.485-for-one reverse stock split of our common stock, effected on August 28, 2015; and

- on an as adjusted basis to give effect to:

  - the reclassification of our Class A common stock and our Class B common stock into a single class;

  - the sale by us of 12,777,325 shares of common stock in this offering at an assumed initial public offering price of $23.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

  - the application of net proceeds from this offering as described under "Use of Proceeds," as if this offering and the application of the net proceeds therefrom had occurred on June 27, 2015.

You should read this table in conjunction with the information contained in "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness," as well as our audited consolidated financial statements included elsewhere in this prospectus and the notes thereto included elsewhere in this prospectus.

	As of June 27, 2015	
	Actual	As Adjusted(1)
	(In millions, except share and per share data)	
Cash and cash equivalents	$ 9.2	$ 9.8
Debt:		
ABL facility(2)	$ 665.7	$ 665.7
Term loan facility(3)	734.4	458.4
Capital lease obligations	37.3	37.3
Other(4)	5.1	5.1
Total debt	1,442.5	1,166.5
Shareholders' equity:		
Class A common stock, $0.01 par value, 250,000,000 shares authorized, actual; 86,860,562 shares issued and outstanding, actual; none authorized, issued or outstanding, as adjusted(5)	0.9	—
Class B common stock, $0.01 par value, 25,000,000 shares authorized, actual; 18,388 shares issued and outstanding, actual; none authorized, issued or outstanding, as adjusted(5)	—	—
Common stock, $0.01 par value, 250,000,000 authorized, and none issued and outstanding, actual; 1,000,000,000 shares authorized, as adjusted; and 99,656,275 issued and outstanding, as adjusted(5)	—	1.0
Additional paid-in capital	594.1	870.6
Accumulated other comprehensive loss, net of tax benefit	(4.5)	(4.5)
Accumulated deficit	(97.5)	(97.5)
Total shareholders' equity	493.0	769.9
Total capitalization	$1,935.5	$1,936.1

(1) Each $1.00 increase or decrease in the assumed initial public offering price of $23.50 per share would increase or decrease, as applicable, cash and cash equivalents, additional paid-in capital, and total shareholders' equity by approximately $12.0 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

(2) Our ABL facility provides for aggregate borrowings of up to $1,400.0 million and the option to increase the amount available under our ABL facility by up to $400.0 million, subject to certain conditions. As of June 27, 2015, we had $665.7 million of outstanding borrowings under our ABL facility. As of the same date, there were also $102.5 million in letters of credit outstanding under the ABL facility and excess availability was $631.8 million, net of $19.7 million of lenders' reserves, subject to compliance with customary borrowing conditions. See "Description of Other Indebtedness—Senior Secured Asset-Based Revolving Credit Facility."

(3) Does not reflect $2.5 million of unamortized original issue discount. To the extent we raise more proceeds in this offering than currently estimated, we will increase the amount of the term loan facility to be repaid by such amount. To the extent we raise less proceeds in this offering than currently estimated, we will reduce the amount of the term loan facility to be repaid by such amount.

(4) Does not reflect $0.9 million of fair value discount related to an unsecured subordinated promissory note.

(5) The number of shares of our common stock to be outstanding immediately after the consummation of this offering is based on 86,878,950 shares of common stock outstanding as of June 27, 2015, plus 12,777,325 shares of common stock to be sold by the Company in this offering, and does not give effect to options relating to 6,060,410 shares of common stock, with a weighted average exercise price of $7.65 per share outstanding under the 2007 Stock Option Plan, 367,183 shares of common stock reserved for future issuance under the 2007 Stock Option Plan, restricted stock units relating to 268,450 shares of common stock with a strike price of $16.76 outstanding under the 2015 Omnibus Incentive Plan or 4,581,550 shares of common stock reserved for future issuance under the 2015 Omnibus Incentive Plan. Prior to the completion of this offering, we expect that approximately 3.7 million outstanding options will be replaced with approximately 2.5 million shares of restricted stock and approximately 1.2 million new options in connection with the Early Exercise described under "Management—Executive Compensation—Compensation Actions Taken in Fiscal 2016—The Early Exercise Offer" (based on the mid-point of the range set forth on the cover of this prospectus). The number of shares of restricted stock to be issued may be increased or decreased and the number of new options may be correspondingly decreased or increased based on the actual initial public offering price of the shares of common stock in this offering.

DILUTION

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the net tangible book value per share attributable to the shares of common stock held by existing owners.

Our net tangible book value as of June 27, 2015 was approximately $(357.9) million, or $(4.12) per share of common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

Dilution is determined by subtracting net tangible book value per share of common stock, as adjusted to give effect to this offering, from the initial public offering price per share of common stock.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $23.50 per share, the midpoint range described on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value as of June 27, 2015 would have been $(81.3) million, or $(0.82) per share of common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $3.30 per share of common stock to our existing owners and an immediate and substantial dilution in net tangible book value of $24.32 per share of common stock to investors in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed initial public offering price per share of common stock		$23.50
Net tangible book value per share of common stock as of June 27, 2015.	$(4.12)	
Increase in net tangible book value per share of common stock attributable to investors in this offering	$ 3.30	
As adjusted net tangible book value per share of common stock after the offering		$ (0.82)
Dilution per share of common stock to investors in this offering.		$24.32

A $1.00 increase in the assumed initial public offering price of $23.50 per share of our common stock would increase our net tangible book value after giving to the offering by approximately $12.0 million, or by $0.12 per share of our common stock, assuming the number of shares offered by us remains the same and after deducting the underwriting discount and the estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, as of June 27, 2015, the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share paid by existing owners and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing owners paid. The table below is based on 99,656,275 shares of common stock outstanding immediately after the consummation of this offering and does not give effect to the shares of common stock reserved for future issuance under the 2007 Stock Option Plan or the 2015 Omnibus Incentive Plan. A total of 6,060,410 shares are issuable upon the exercise of options issued under the 2007 Stock Option Plan and an additional 367,183 shares of common stock are reserved for future issuance under the 2007 Stock Option Plan. A total of 268,450 shares of common stock are issuable pursuant to restricted stock units outstanding under the 2015 Omnibus Incentive Plan and an additional 4,581,550 shares of common stock are reserved for future issuance under the 2015 Omnibus Incentive Plan. Prior to the completion

of this offering, we expect that approximately 3.7 million outstanding options will be replaced with approximately 2.5 million shares of restricted stock and approximately 1.2 million new options in connection with the Early Exercise described under “Management—Executive Compensation—Compensation Actions Taken in Fiscal 2016—The Early Exercise Offer” (based on the mid-point of the range set forth on the cover of this prospectus). The number of shares of restricted stock to be issued may be increased or decreased and the number of new options may be correspondingly decreased or increased based on the actual initial public offering price of the shares of common stock in this offering. The table below assumes an initial public offering price of $23.50 per share, the midpoint of the range set forth on the cover of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent	
		(Dollar amounts in millions, except per share amounts)			
Existing owners	86,878,950	87.2%	$ 909.0	75.2%	$10.46
Investors in this offering	12,777,325	12.8%	$ 300.3	24.8%	$23.50
Total	99,656,275	100%	$1,209.3	100%	$12.13

Each $1.00 increase in the assumed offering price of $23.50 per share would increase total consideration paid by investors in this offering and total consideration paid by all stockholders by $12.0 million, assuming the number of shares offered by us remains the same and after deducting the underwriting discount and the estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustration purposes only. Our as adjusted net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

Patrick T. Hagerty has served as our Senior Vice President and President and Chief Executive Officer of Vistar since September 2008. From May 2006 to September 2008, he was Vice President and Chief Operating Officer of Vistar. From November 1994 to May 2006, he was Vice President, Merchandising with the Company and its predecessor.

Robert D. Evans has served as our Senior Vice President and Chief Financial Officer since May 2009. Prior to joining the Company, he was President of Black Diamond Holdings, a start-up manufacturer and retailer of eco-friendly cleaning services from July 2005 to February 2009. From December 2000 to December 2004, he was Chief Financial Officer and Executive Vice President, Finance and Development of Giant Foods, a retail supermarket chain in the Baltimore/Washington, D.C. area. He has served as Vice President of Strategy and Corporate Development, Senior Vice President and General Manager of U.S. Ready to Eat Cereal, and Chief Financial Officer and Senior Vice President of Kellogg North America and held a series of finance positions at the Frito-Lay division of PepsiCo.

Craig H. Hoskins has served as our Senior Vice President and Chief Executive Officer and President of PFG Customized since January 2012. He served as Senior Vice President and President and Chief Operating Officer of PFG Customized from July 2011 to December 2011. Prior to that, he served as PFG's Senior Vice President, Sales from October 2007 to July 2011 and at its predecessor. Prior to that, he served in various operating and customer facing leadership roles with our predecessor since joining in August 1990 as Marketing Manager.

Michael L. Miller has served as our Senior Vice President, General Counsel and Secretary since August 2010. Prior to joining the Company, he was with Northwest Airlines, Inc. from October 1995 to November 2008, last serving as Vice President, Law and Secretary from January 2001 through November 2008. From December 2008 through July 2010, he provided legal and consulting services from time to time to a private equity firm.

Carol A. Price has served as our Senior Vice President and Chief Human Resources Officer since October 2011. Prior to joining the Company, she was Senior Vice President of Global Talent Management for Aramark from February 2008 to October 2011 and Vice President of Human Resources for Aramark's Business and Industry Group from April 2007 to February 2008. Prior to that, she held various HR leadership roles at General Electric Company from March 1989 to April 2007.

Terry A. West has served as our Senior Vice President and Chief Information Officer since February 2011. Prior to joining the Company, he was with ConAgra Foods, Inc. from May 2000 to February 2011, serving as a Vice President, Information Technology from July 2006 to February 2011. Prior to that, Mr. West served in the United States Army for over 20 years.

Douglas M. Steenland has served as a Director and as Chairman of the Board of Directors since 2010. Mr. Steenland served as President and Chief Executive Officer of Northwest Airlines from 2004 until its merger with Delta on October 29, 2008. Prior to this, Mr. Steenland served in a number of executive positions after joining Northwest Airlines in 1991, including President from 2001 to 2004 and Executive Vice President and Chief Corporate Officer from 1999 to 2001. Mr. Steenland is a director of American International Group, Travelport Limited and Hilton Worldwide Holdings. Mr. Steenland received a B.A. from Calvin College and is a graduate from The George Washington University Law School.

William F. Dawson, Jr., has served as a Director since 2002. Mr. Dawson is the Chief Executive Officer of Wellspring. He has served as the chair of Wellspring's investment committee since 2004. Mr. Dawson has led or co-sponsored several of Wellspring's most successful investments in distribution, consumer services, business services, healthcare, energy services and industrial companies. Mr. Dawson currently serves on the board of directors of Tradesmen International, API Heat Transfer, United Sporting Companies, Swift Worldwide Resources, National Seating & Mobility, Qualitor, Inc., Great Lakes Caring, Crosman Corporation and JW Aluminum. Prior to joining Wellspring, Mr. Dawson was a partner at Whitney & Co., where he was head of the middle-market buyout group. Prior to that, Mr. Dawson spent 14 years at Donaldson, Lufkin & Jenrette Securities Corporation where he was most recently a managing director at DLJ Merchant Banking. He has served on the boards of more than twenty public and private companies during his career. Mr. Dawson received a Bachelor of Science degree from St. Francis College and an MBA from Harvard Business School.

- the individual remains employed by the Company on the date that both (1) all "sponsor inflows" and "sponsor outflows" result in an internal rate of return of at least 12% and (2) all "sponsor inflows" equal or exceed 200% (for one half of the options) or 250% (for the other half of the options) of the "sponsor outflows" (with "sponsor inflows" defined to include cash payments received by Blackstone and Wellspring (excluding management and transaction fees and expense reimbursements) for our equity securities (including securities that are convertible into equity securities)) from August 24, 2007 until the relevant measurement date and "sponsor outflows" defined to include Blackstone and Wellspring's cash payments for equity securities (including securities that are convertible into equity securities) from August 24, 2007 until the relevant measurement date; or

- upon a change in control if, as of the relevant measurement date, both (1) all "sponsor inflows" and "sponsor outflows" result in an internal rate of return of at least 17.5% (for one half of the options) or 22.5% (for the other half of the options) and (2) all "sponsor inflows" equal or exceed 200% (for one half of the options) or 250% (for the other half of the options) of the "sponsor outflows" (with "sponsor inflows" in this case defined to treat any shares that have not yet been sold as "cash" in an amount equal to the value for such shares implied by such change in control); or

- if, as of the 90th consecutive trading day following this offering, both (1) all "sponsor inflows" and "sponsor outflows" result in an internal rate of return of at least 17.5% (for one half of the options) or 22.5% (for the other half of the options) and (2) all "sponsor inflows" equal or exceed 200% (for one half of the options) or 250% (for the other half of the options) of the "sponsor outflows" (with "sponsor inflows" in this case defined to treat any shares that have not yet been sold as "cash" in an amount equal to the weighted average (by dollar volume) of the closing trading price for each of the 90 trading days).

The Early Exercise Offer

As part of the amendments to the 2007 Stock Option Plan, we further evaluated our outstanding options as part of a review of our executive compensation and employee benefit arrangements on behalf of and under the supervision of our Board of Directors, and in light of the fact that certain grants of options have performance targets that may not be met before the expiration of such options. In July 2015, we determined to allow eligible individuals holding unvested time and performance-vesting options, including all of the NEOs (other than Mr. Flitman, who has no outstanding option awards), the right to exercise such options into restricted shares of our common stock and receive a new grant of time and performance-vesting options to purchase shares of our common stock (collectively, the "Early Exercise"). We believe that the Early Exercise is better suited to meeting our objectives of promoting long-term profitability, will foster retention of our valuable employees and better aligns the interests of our employees and stockholders to maximize stockholder value.

Therefore, in August 2015, we provided an opportunity to all eligible option holders, including all of the NEOs (other than Mr. Flitman who has no outstanding options), to exercise their unvested time and performance-vesting options into restricted shares of our common stock (pursuant to the terms of the 2007 Stock Option Plan) and to receive a grant of new time and performance-vesting options, each with the new vesting terms described above. Eligible option holders who elected to participate in the Early Exercise will receive the same number of total restricted shares and new options as the number of shares of our common stock currently underlying the eligible options. The number of restricted shares of our common stock issued and new time and performance-vesting options granted were based on the fair market value of our common stock at the time of issuance and grant. In addition, each new option has an exercise price equal to the fair market value of a share of our common stock on the date of grant. All of the NEOs (other than Mr. Flitman, who has no outstanding options) elected to participate in the Early Exercise. Pursuant to the Early Exercise, we expect that approximately 3.7 million outstanding options will be replaced with approximately 2.5 million shares of restricted stock and approximately 1.2 million new options (based on the mid-point of the range set forth on the cover of this prospectus) for the individuals who elected to participate in the Early Exercise, including the NEOs who elected to participate. The number of shares of restricted stock to be issued may be increased or decreased and the number of new options may be correspondingly decreased or increased based on the actual initial public offering price of the shares of common stock in this offering.

Mr. Flitman's offer letter provides that the definition of "cause" under the Severance Plan (and for all purposes under his offer letter) will be modified by replacing the first bullet condition with the following:

- Substantial continuous failure (after notice to him and at least 15 days within which to cure) to perform his assigned duties, including substantial failure to comply with Company policies (and, for the avoidance of doubt, no failure to achieve performance goals, in and of itself, shall be treated as a basis for termination for cause).

As described above under "Summary of Offer Letter of Mr. Flitman," any unpaid amount of the restricted cash award and any unvested Buyout RSUs will become fully vested and payable at the time of a consummation of a Change in Control (as defined in Mr. Flitman's offer letter). In addition, if Mr. Flitman's employment is terminated by the Company without cause, by him for good reason or due to death or disability the unvested portion of his restricted cash award and the unvested portion of his Buyout RSUs scheduled, in each case, to vest on the next anniversary of his start date will vest on a pro rata basis; provided, that if such termination occurs prior to the first anniversary of his start date he will become vested in 100% of the first installment of the restricted cash award and the Buyout RSUs.

Under the terms of his offer letter, in the event that Mr. Flitman's employment is terminated by the Company without cause or by Mr. Flitman for good reason upon or at any time following the consummation of a Change in Control, all unvested RSUs subject to the Equity Award will become fully vested and payable. In the event that Mr. Flitman's employment is terminated by the Company without cause, or by Mr. Flitman for good reason or due to his death or disability prior to a Change in Control, a prorated portion of the RSUs subject to the Equity Award will vest on a pro rata basis through the date of termination; provided, that if such termination is by the Company without cause and occurs 180 days prior to a Change in Control, Mr. Flitman shall be deemed to have continued employment and been so terminated upon the consummation of a Change in Control and his Equity Award will become fully vested and payable.

In addition to the foregoing, we provide each of our Named Executive Officers with basic life and accident insurance coverage valued at one times annual salary to a maximum of $1 million combined benefit. Therefore, if the benefits were triggered on June 26, 2015 under our life insurance plans, the designated beneficiaries of our NEOs would have received the following amounts: Mr. Holm ($1,000,000), Mr. Evans ($441,000), Mr. Flitman ($700,000), Mr. Hagerty ($330,750), and Mr. Hope ($300,000).

Equity Incentive Plans

2007 Stock Option Plan

Effective August 24, 2007, we adopted the 2007 Stock Option Plan. In connection with the Early Exercise, we amended and restated the 2007 Stock Option Plan effective July 30, 2015. The following description sets forth the material terms of the 2007 Stock Option Plan, which is incorporated herein by reference.

Purpose. The purpose of the 2007 Stock Option Plan is to promote the long-term growth and profitability of the Company and its subsidiaries by providing individuals who are or will be involved in the Company's and its subsidiaries' growth with an opportunity to acquire an ownership interest in the Company. We expect that we will benefit from the added interest that such officers, directors, employees, consultants, or advisors will have in our welfare as a result of their proprietary interest in our success.

Administration. The 2007 Stock Option Plan is administered by our board of directors, or such duly authorized committee of our board of directors or any other persons to which our board of directors has, to the extent permissible by law, delegated power to act under or pursuant to the provisions of the 2007 Stock Option Plan (the "2007 Plan Committee"). The 2007 Plan Committee has the power to prescribe, amend, and rescind rules and procedures governing the administration of the 2007 Stock Option Plan, including, but not limited to,

Incentive Plan; (9) adopt sub-plans; and (10) make any other determination and take any other action that the 2015 Plan Committee deems necessary or desirable for the administration of our 2015 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the 2015 Plan Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2015 Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the 2015 Plan Committee at any time. Unless otherwise expressly provided in our 2015 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2015 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our 2015 Omnibus Incentive Plan are within the sole discretion of the 2015 Plan Committee, may be made at any time and are final, conclusive, and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Awards Subject to our 2015 Omnibus Incentive Plan. Our 2015 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under our 2015 Omnibus Incentive Plan is 4,850,000 (the "Absolute Share Limit"). Of this amount, the maximum number of shares of common stock for which incentive stock options may be granted is 4,850,000; the maximum number of shares of common stock for which stock options or stock appreciation rights may be granted to any individual participant during any single fiscal year is 2,425,000; the maximum number of shares of common stock for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 2,425,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $5,000,000 in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $10,000,000. Except for Substitute Awards (as described below), in the event any award expires or is canceled, forfeited, terminated, settled in cash, or otherwise settled without delivery to the participant of the full number of shares to which the award related, the undelivered shares of common stock may be granted again under our 2015 Omnibus Incentive Plan. Shares of common stock withheld in payment of the exercise price or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price or taxes relating to an award, are deemed to constitute shares not issued to the participant and are deemed to again be available for awards under our 2015 Omnibus Incentive Plan, unless the shares are withheld or surrendered after the termination of our 2015 Omnibus Incentive Plan, or at the time the shares are withheld or surrendered, it would constitute a material revision of our 2015 Omnibus Incentive Plan subject to stockholder approval under any then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the 2015 Plan Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine ("Substitute Awards"), and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as "incentive stock options" will count against the limit on incentive stock options described above. No award may be granted under our 2015 Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined therein), but awards granted before then may extend beyond that date. We intend to grant approximately 382,000 options and 134,000 shares of restricted stock to employees pursuant to the 2015 Omnibus Incentive Plan in connection with this offering, with the actual number of options and shares of restricted stock determined based on the actual price of the shares of common stock in this offering. We also intend to grant restricted stock units to certain of our directors as described under "—Director Compensation."

Options. The 2015 Plan Committee may grant non-qualified stock options and incentive stock options, under our 2015 Omnibus Incentive Plan, with terms and conditions determined by the 2015 Plan Committee that are not inconsistent with our 2015 Omnibus Incentive Plan; provided, that all stock options granted under our 2015 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair his $250,000 annual retainer. In addition, for his services during the second half of fiscal 2015, we awarded Mr. Steenland an additional retainer of $250,000. As Non-Executive Chairman of the Board of Directors, Mr. Steenland was also eligible to receive a discretionary cash bonus. For fiscal 2015, Mr. Steenland's maximum bonus opportunity as a percentage of his cash compensation was 50% and was based on his annual cash retainer of $250,000 (excluding his one-time additional retainer). In recognition of his contributions, the Board of Directors determined to award him a discretionary bonus of $125,000.

In addition, in fiscal 2010, Mr. Steenland was granted 104,275 options as part of his compensation, which options are now fully vested. One third of the options granted to Mr. Steenland were subject solely to time-based vesting restrictions and two thirds of the options granted to Mr. Steenland were subject to time and performance-based criteria. The time-based options were scheduled to vest based on a three year vesting schedule and, subject to Mr. Steenland's continued service on our Board through the applicable vesting dates, 33 and 1/3% of the options subject to time-based vesting vested and became exercisable on each of the first three anniversaries of the date of grant. The time and performance-based options would only be deemed vested when they had both time vested and performance vested. 33 and 1/3% of the time and performance-based options time vested the last day of each of the Company's 2011, 2012 and 2013 fiscal years, subject to Mr. Steenland's continued service on our Board through the applicable vesting dates. Subject to time vesting and continued service on our Board through the date of the relevant event, these time and performance-based options vested and became exercisable:

- with respect to 33 and 1/3% of the shares subject to the time and performance-vesting options, on the date that the audited financial statement for the Company and its consolidated subsidiaries in respect to the Company's 2011 fiscal year was approved by the Board's audit committee if the predetermined Adjusted EBITDA budget target established by the Board in respect of such fiscal year was satisfied;

- with respect to 33 and 1/3% of the shares subject to the time and performance-vesting options, on the date that the audited financial statement for the Company and its consolidated subsidiaries in respect to the Company's 2012 fiscal year was approved by the Board's audit committee if Adjusted EBITDA (as calculated by the Board in good faith) was at least $240,000,000; and

- with respect to 33 and 1/3% of the shares subject to the time and performance-vesting options, on the date that the audited financial statement for the Company and its consolidated subsidiaries in respect to the Company's 2013 fiscal year was approved by the Board's audit committee if Adjusted EBITDA (as calculated by the Board in good faith) was at least $270,000,000.

As described above, the Committee retained FW Cook to advise on executive and non-employee director compensation (other than a director employed by our Sponsors). To assist the Committee in developing our director compensation program, FW Cook provided director compensation data from the same 15-company peer group that was used to evaluate executive compensation pay levels and long-term equity incentive program design and is described in detail above under the heading "Compensation Discussion and Analysis— Compensation Determination Process." Based on its review of the peer group compensation data, and consistent with its executive compensation philosophy, the Committee expects to set annual director compensation at a level that approximates the peer group median.

As a result, following the completion of this offering, each director who is not employed by us or our Sponsors is expected to be entitled to annual compensation as follows:

- Cash retainer of $100,000, payable in quarterly installments in arrears;

- Additional cash retainer of $100,000 payable in quarterly installments in arrears for serving as the non-executive chairman of the board of directors;

- Additional cash retainer payable in quarterly installments in arrears for serving as the chairperson of a committee as follows:

  - $20,000 annual chairman fee for the audit committee chairperson; and

- $15,000 annual chairman fee for the compensation committee chairperson;

- $10,000 annual chairman fee for the nominating and corporate governance committee chairperson; and

- $100,000 in the form of restricted stock units vesting in full on the earlier of: (i) the first anniversary of the date of grant and (ii) the next regularly scheduled annual meeting of stockholders of the Company following the date of grant and subject to accelerated vesting in the event of a "change of control"; and

- Additional $75,000 in the form of restricted stock units vesting in full on the earlier of: (i) the first anniversary of the date of grant and (ii) the next regularly scheduled annual meeting of stockholders of the Company following the date of grant and subject to accelerated vesting in the event of a "change of control" for serving as the non-executive chairman of the board of directors.

We expect that the initial equity awards for directors will be issued in connection with this offering. We also expect to adopt a stock ownership policy effective upon the consummation of this offering. Each of our non-employee directors (other than directors employed by our Sponsors) will be required to own stock in an amount equal to five times his or her annual cash retainer. For purposes of this requirement, a director's holdings include shares held directly or indirectly, individually or jointly, shares underlying vested equity-based awards and shares held under a deferral or similar plan. Each such non-employee director will be required to retain 100% of the shares received following exercise of options or upon settlement of vested restricted stock or restricted stock units (net of any shares used to satisfy any applicable tax withholding obligations) until such director is no longer a member of the Board of Directors.

Director Compensation for Fiscal 2015

The following table sets forth information concerning the compensation of our directors (other than directors who are Named Executive Officers) for fiscal 2015.

Name	Fees earned or paid in cash ($)(1)	Bonus ($)	Option Awards ($)(3)	Total ($)
Douglas M. Steenland	750,000	125,000	—	875,000
William F. Dawson Jr.	—	—	—	—
Bruce McEvoy	—	—	—	—
Prakash A. Melwani	—	—	—	—
Jeffrey Overly	—	—	—	—
Arthur B. Winkleblack	85,083	—	—	85,083
John J. Zillmer	80,220	—	—	80,220

(1) Amount reported reflects Mr. Steenland's annual cash retainer plus the portion of his one-time additional cash retainer that was paid in fiscal 2015. Effective as of February 1, 2015, the Board elected Messrs. Winkleblack and Zillmer to serve as directors. Therefore, the amounts reported for Messrs. Winkleblack and Zillmer reflect fees earned from the date of their election.

(2) As of June 27, 2015, Mr. Steenland held 104,275 fully-vested options with an exercise price of $7.67.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of September 14, 2015, for:

- each person known by us to own beneficially more than 5% of our outstanding shares of common stock;

- each of our directors;

- each of our named executive officers;

- all of our directors and executive officers as a group; and

- each selling stockholder.

For further information regarding material transactions between us and the selling stockholders, see "Certain Relationships and Related Party Transactions."

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Performance Food Group Company, 12500 West Creek Parkway, Richmond, Virginia, 23238.

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to this Offering		Shares of Common Stock Offered		Common Stock Beneficially Owned After this Offering			
			Assuming the Underwriters' Option is not Exercised	Assuming the Underwriters' Option is Exercised in Full(2)	Assuming the Underwriters' Option is not Exercised		Assuming the Underwriters' Option is Exercised in Full	
	Number(1)	%			Number	%	Number	%
Principal and Selling Stockholders:								
Blackstone(3)(4)	62,342,791	71.8	662,567	2,301,741	61,680,224	61.9	60,041,050	60.2
Wellspring(5)	16,717,179	19.2	—	444,265	16,717,179	16.8	16,272,914	16.3
Ares(6)	662,568	*	662,568	662,568	—	—	—	—
Quilvest(7)	397,540	*	397,540	397,540	—	—	—	—
Fisher Lynch(8)	1,722,677	2.0	—	45,781	1,722,677	1.7	1,676,896	1.7
Lexington Partners(9)	1,722,676	2.0	—	45,780	1,722,676	1.7	1,676,896	1.7
Directors and Named Executive Officers:								
George L. Holm(10)(11)	2,479,796	2.8	—	—	2,479,796	2.5	2,479,796	2.5
Robert D. Evans(11)	123,079	*	—	—	123,079	*	123,079	*
David Flitman	—	—	—	—	—	—	—	—
Patrick T. Hagerty(11)	255,354	*	—	—	255,354	*	255,354	*
James Hope	18,754	*	—	—	18,754	*	18,754	*
William F. Dawson Jr.(12)	—	—	—	—	—	—	—	—
Bruce McEvoy(13)	—	—	—	—	—	—	—	—
Prakash A. Melwani(14)	—	—	—	—	—	—	—	—
Jeffrey Overly(15)	—	—	—	—	—	—	—	—
Douglas M. Steenland(11)	104,275	*	—	—	104,275	*	104,275	*
Arthur B. Winkleblack	—	—	—	—	—	—	—	—
John J. Zillmer	—	—	—	—	—	—	—	—
Directors and executive officers as a group (16 persons)(16)	3,388,132	3.8	—	—	3,388,132	3.4	3,388,132	3.4

---

* Represents less than 1%.

(1) Fractional shares beneficially owned have been rounded to the nearest whole share.

(2) Blackstone Capital Partners V L.P., Blackstone Capital Partners V-AC L.P., Blackstone Family Investment Partnership V-SMD L.P., Blackstone Participant Partnership V L.P., Wellspring Capital Partners IV, L.P., Fisher Lynch Co-Investment Partnership, L.P. , Co-Investment Partners 2003, L.P., and Co- Investment Partners (NY), L.P. have granted (pro rata with their respective holdings) the underwriters a 30-day option to purchase up to an aggregate of 2,175,000 additional shares at the initial public offering price, less the underwriting discounts and commissions.

(3) Includes 51,785,552 shares of our common stock directly owned by Blackstone Capital Partners V L.P. ("BCP V"), 8,295,439 shares of our common stock directly owned by Blackstone Capital Partners V-AC L.P. ("BCP V-AC"), 809,420 shares of our common stock directly owned by Blackstone Family Investment Partnership V-SMD L.P. ("Family-SMD"), 657,467 shares of our common stock directly owned by Blackstone Family Investment Partnership V L.P. ("Family"), 132,346 shares of our common stock directly owned by Blackstone Participation Partnership V L.P. ("Participation"), 646,997 shares directly owned by Blackstone Mezzanine Partners II, L.P. and 15,570 shares directly owned by Blackstone Mezzanine Holdings II, L.P. (collectively, the "Blackstone Funds"). The general partner of BCP V and BCP V-AC is Blackstone Management Associates V L.L.C. BMA V L.L.C. is the sole member of Blackstone Management Associates V L.L.C. BCP V Side-by-Side GP L.L.C. is the general partner of Family and Participation. Blackstone Holdings III L.P. is the managing member and majority in interest owner of BMA V L.L.C. and the sole member of BCP V Side-by-Side GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. Blackstone Mezzanine Associates II L.P. is the general partner of Blackstone Mezzanine Partners II L.P. and Blackstone Mezzanine Holdings II L.P. Blackstone Mezzanine Management Associates II L.L.C. is the general partner of Blackstone Mezzanine Associates II L.P. BMP Side-by-Side GP II L.L.C. is the general partner of Blackstone Mezzanine Holdings II L.P. Blackstone Holdings II L.P. is the managing member of Blackstone Mezzanine Management Associates II L.L.C. and the sole member of BMP Side-by-Side GP II L.L.C. Blackstone Holdings I/II GP Inc. is the general partner of Blackstone Holdings II L.P. The sole member of Blackstone Holdings III GP Management L.L.C. and the sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of Family-SMD is Blackstone Family GP L.L.C., which is controlled by its founder, Mr. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the

Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address for each of the Blackstone Funds, Blackstone Management Associates V L.L.C., BMA V. L.L.C., BCP V Side-by-Side GP L.L.C., Blackstone Holdings III L.P., Blackstone Holdings III GP L.P., Blackstone Holdings III GP Management L.L.C., The Blackstone Group L.P., Blackstone Group Management L.L.C., Blackstone Family GP L.L.C., and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York, 10154.

(4) Blackstone Mezzanine Partners II, L.P. and Blackstone Mezzanine Holdings II, L.P. are offering 646,997 shares and 15,570 shares, respectively.

(5) Reflects 16,717,179 shares of our common stock held by Wellspring Capital Partners IV, L.P. ("WCP IV"). The General Partner of WCP IV is WCM GenPar IV, L.P. The general partner of WCM GenPar IV, L.P. is WCM GenPar IV GP, LLC. WCM GenPar IV GP, LLC is controlled by a Board of Managers consisting of Mr. Dawson, Greg Feldman, and Carl Stanton. The address of each of the entities listed in this footnote is c/o Wellspring Capital Management LLC, 390 Park Avenue, New York, New York 10022.

(6) The reported shares are owned by Ares Capital Corporation ("ARCC"), a Maryland corporation, and whose stock is traded on The NASDAQ Global Select Market under the symbol "ARCC." ARCC is externally managed by its investment advisor, Ares Capital Management LLC ("Ares Capital Management"). ARCC as so advised by Ares Capital Management has investment power over the reported securities. The address for Ares Capital Management is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(7) Reflects 397,540 shares of our common stock held by QS Distributions USA, LLC ("QS Distribution"). The Managing Member of QS Distribution is QS Distribution, Inc. which is controlled by a Board of Directors consisting of Jean-Benoît Lachaise, Johann Dumas, Jean-François Le Ruyet, Kaloyan Kostov and Christian Baillet. The address of QS Distribution is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(8) Fisher Lynch Co-Investment GP, L.P. is the general partner of Fisher Lynch Co-Investment Partnership, L.P. Marshall Bartlett, Brett Fisher, Leon Kuan, Anthony Limberis, Linda Lynch and Marcus Wood are members of the Investment Committee of the ultimate parent entity of Fisher Lynch Co-Investment GP, L.P. and may be deemed to share voting and dispositive power over the shares held by Fisher Lynch Co-Investment Partnership, L.P. Marshall Bartlett, Brett Fisher, Leon Kuan, Anthony Limberis, Linda Lynch and Marcus Wood disclaim beneficial ownership of shares held by Fisher Lynch Co-Investment Partnership, L.P. except to the extent of their respective pecuniary interests therein. Fisher Lynch Co-Investment GP, L.P. has represented that it acquired its shares in the ordinary course of business and, at the time of the acquisition of the shares, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(9) Includes 866,506 shares held by Co-Investment Partners 2005, L.P. (of which 23,027 shares will be offered if the underwriters exercise in full their option to purchase additional shares) and 856,170 shares held by Co-Investment Partners (NY), L.P. (of which 22,753 shares will be offered if the underwriters exercise in full their option to purchase additional shares). Voting and investment control over the shares held by each of Co-Investment Partners 2005, L.P. and Co-Investment Partners (NY), L.P. is ultimately exercised by Brent R. Nicklas (President of Lexington Advisers, Inc., the managing member of CIP Partners II, LLC, which is the general partner of each of Co-Investment Partners 2005, L.P. and Co-Investment Partners (NY), L.P.) who disclaims beneficial ownership of the shares. The address of the stockholder is 660 Madison Avenue, 23rd Floor, New York, NY 10065.

(10) Includes an aggregate of 291,000 shares held by trusts of which Mr. Holm's children are the beneficiaries and for which Mr. Holm's wife acts as trustee. Mr. Holm may be deemed to beneficially own such shares.

(11) The number of shares beneficially owned includes shares of common stock issuable upon exercise of options that are currently exercisable and/or will be exercisable within 60 days after September 14, 2015, as follows: Mr. Holm (410,221), Mr. Evans (44,171), Mr. Hagerty (61,088), Mr. Hope (4,850), and Mr. Steenland (104,275). The number of shares beneficially owned also includes shares of restricted stock which we expect to issue prior to the completion of this offering as follows (based on the mid-point of the range set forth on the cover of this prospectus): Mr. Holm (612,234), Mr. Evans (59,508), Mr. Hagerty (99,320), and Mr. Hope (13,904). The final number of shares of restricted stock to be issued will be determined based on the actual initial public offering price of the shares of common stock in this offering.

(12) Mr. Dawson is the Chief Executive Officer of Wellspring Capital Management, LLC, the management company of WCP IV. Mr. Dawson disclaims beneficial ownership of any shares owned directly or indirectly by WCP IV. Mr. Dawson's address is c/o Wellspring Capital Management LLC, 390 Park Avenue, New York, New York 10022.

(13) Mr. McEvoy is a Managing Director of Blackstone. Mr. McEvoy disclaims beneficial ownership of any shares owned directly or indirectly by Blackstone. Mr. McEvoy's address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(14) Mr. Melwani is a Senior Managing Director of Blackstone. Mr. Melwani disclaims beneficial ownership of any shares owned directly or indirectly by Blackstone. Mr. Melwani's address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(15) Mr. Overly is an Operating Partner of Blackstone. Mr. Overly disclaims beneficial ownership of any shares owned directly or indirectly by Blackstone. Mr. Overly's address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(16) Includes 751,516 shares of common stock issuable upon exercise of options that are currently exercisable and/or exercisable within 60 days after September 14, 2015 and 952,546 shares of restricted stock (based on the mid-point of the range set forth on the cover of this prospectus) which we expect to issue prior to the completion of this offering. The final number of shares of restricted stock to be issued will be determined based on the actual initial public offering price of the shares of common stock in this offering.

- amend or otherwise alter terms of certain indebtedness;

- enter into agreements limiting subsidiary distributions or containing negative pledge clauses;

- engage in certain transactions with affiliates;

- alter the business conducted;

- change its fiscal year; and

- with respect to PFGC, Inc., engage in any activities not permitted.

The ABL facility contains certain customary representations and warranties, affirmative covenants, and events of default, including among other things payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, failure of any guaranty or security document supporting the ABL facility to be in full force and effect, and change of control. If such an event of default occurs, the lenders under the ABL facility would be entitled to take various actions, including the acceleration of amounts due under the ABL facility and all actions permitted to be taken by a secured creditor.

As of June 27, 2015, there was $665.7 million of outstanding borrowings under the ABL facility, outstanding letters of credit totaled $102.5 million, and additional availability under the ABL facility, subject to the applicable borrowing base, was $631.8 million. As of June 27, 2015, the borrower was in compliance with all of the financial covenants required by the credit agreement governing the ABL facility.

Second Lien Term Loan

We summarize below the principal terms of the agreements that govern the term loan facility. This summary is not a complete description of all the terms of such agreements.

Overview

On May 14, 2013, Performance Food Group, Inc. entered into a new second lien term loan facility. The new second lien term loan facility provides for senior secured financing of $750 million consisting of a six and one-half-year second lien term loan. We expect to repay $276.0 million of the outstanding principal amount of the term loan facility using a portion of the net proceeds of this offering.

Provided that no event of default is then existing or would arise therefrom (or, if the proceeds are being used for certain acquisitions, no payment event of default or event of default resulting from invalid loan documents), at the borrower's option, it may request that the term loan facility be increased by an amount not to exceed the sum of (A) $140 million plus (B) additional amounts so long as the secured net leverage ratio, determined on a pro forma basis, does not exceed 5.90 to 1.00. The terms of such incremental term loans shall be as agreed between the borrower and the lenders providing the new term loans.

Interest Rate and Fees

Borrowings under the term loan facility bear interest, at the borrower's option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the rate of interest published by Credit Suisse (AG), Cayman Islands Branch, as its "prime lending rate," (2) the federal funds rate plus 0.50%, and (3) one-month LIBOR rate plus 1.00% or (b) a LIBOR rate determined by reference to the service selected by Credit Suisse (AG), Cayman Islands Branch that has been nominated by the British Bankers' Association (or any successor thereto). The applicable margin for the term loans under the term loan facility may be reduced subject to attaining a certain total net leverage ratio. The applicable margin for borrowings will be 5.25% for loans based on a LIBOR rate and 4.25% for loans based on the base rate as of June 27, 2015. The LIBOR rate for term loans is subject to a 1.00% floor and the base rate for term loans is subject to a floor of 2.00%.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See "Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline."

Upon the consummation of this offering, we will have 99,656,275 shares of common stock outstanding. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction by persons other than our "affiliates" (as defined under Rule 144). The 85,156,275 shares of common stock held by Blackstone, Wellspring and our directors, officers, employees and other stockholders after this offering, based on the number of shares outstanding as of June 27, 2015, will be "restricted" securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 under the Securities Act.

The restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus pursuant to Rule 144 following the expiration of the applicable lock-up period.

In addition, 6,060,410 shares of common stock will be eligible for sale upon exercise of options granted under our 2007 Stock Option Plan and an additional 367,183 shares of common stock are reserved for future issuance under the 2007 Stock Option Plan. Prior to the completion of this offering, we expect that approximately 3.7 million outstanding options will be replaced with approximately 2.5 million shares of restricted stock and approximately 1.2 million new options in connection with the Early Exercise described under "Management—Executive Compensation—Compensation Actions Taken in Fiscal 2016—The Early Exercise Offer" (based on the mid-point of the range set forth on the cover of this prospectus). The number of shares of restricted stock to be issued may be increased or decreased and the number of new options may be correspondingly decreased or increased based on the actual initial public offering price of the shares of common stock in this offering. Furthermore, a total of 268,450 shares of common stock are issuable pursuant to restricted stock units outstanding under the 2015 Omnibus Incentive Plan and an additional 4,581,550 shares of common stock are reserved for future issuance under the 2015 Omnibus Incentive Plan, which will equal approximately 4.9% shares of our common stock outstanding immediately following this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under the 2015 Omnibus Incentive Plan and the 2007 Stock Option Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of "restricted shares" of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

- 1% of the number of shares of our common stock then outstanding, which will equal approximately 1.0 million shares immediately after this offering; or

- the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Lock-Up Agreements

Our officers, directors, and holders of substantially all of our stock have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge, or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Barclays Capital Inc., for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC and Barclays Capital Inc., on behalf of the underwriters, in their sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Registration Rights

In connection with this offering, we intend to enter into a registration rights agreement that will provide Blackstone and Wellspring an unlimited number of "demand" registrations and customary "piggyback" registration rights and customary "piggyback" registration rights to certain other stockholders. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act.

UNDERWRITING (Conflicts of Interest)

Under the terms and subject to the conditions contained in an underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Barclays Capital Inc. are acting as representatives, the following respective numbers of shares of common stock.

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	
Barclays Capital Inc..	
Wells Fargo Securities, LLC	
Morgan Stanley & Co. LLC..	
Blackstone Advisory Partners L.P...	
BB&T Capital Markets, a division of BB&T Securities, LLC	
Guggenheim Securities, LLC	
Macquarie Capital (USA) Inc..	
Total	14,500,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Certain of the selling stockholders have granted to the underwriters a 30-day option to purchase up to 2,175,000 additional shares at the initial public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. After the initial public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation we and the selling stockholders will pay:

	Per Share		Total	
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us......................................	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

We estimate that our out-of-pocket expenses for this offering will be approximately $5.7 million.

We have agreed to reimburse the underwriters for expenses of up to $25,000 related to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed, subject to certain, exceptions, that we will not, directly or indirectly, offer, sell, issue, contract to sell, pledge or otherwise dispose of or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on or otherwise and, if commenced, may be discontinued at any time.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. In determining the initial public offering price, we and the representatives expect to consider a number of factors including:

- the information set forth in this prospectus and otherwise available to the representatives;

- our prospects and the history and prospects for the industry in which we compete;

- an assessment of our management;

- our prospects for future earnings;

- the general condition of the securities markets at the time of this offering;

- the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

- other factors deemed relevant by the underwriters and us.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest

A portion of the net proceeds from this offering will be used to repay borrowings under our term loan facility. Because Guggenheim Securities, LLC is an underwriter in this offering and one or more funds or accounts managed or advised by an investment management affiliate of Guggenheim Securities, LLC are lenders under our term loan facility and will receive 5% or more of the net proceeds from the sale of our common stock in this offering, Guggenheim Securities, LLC is deemed to have a "conflict of interest" under Rule 5121 ("Rule 5121") of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In addition, affiliates of Blackstone Advisory Partners L.P. own in excess of 10% of our issued and outstanding common stock. Because Blackstone Advisory Partners L.P. is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding common stock, Blackstone Advisory Partners L.P. is also deemed to have a "conflict of interest" under Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. Guggenheim Securities, LLC and Blackstone Advisory Partners L.P. will not confirm sales of the securities to any account over which they exercise discretionary authority without the specific written approval of the account holder.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

17. Earnings Per Share

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased with the proceeds from the exercise of stock options under the treasury stock method.

The Company's calculation of weighted-average number of common shares includes Class A and Class B common stock. All shares of Class A and Class B common stock entitle the holders thereof to the same rights, preferences, and privileges in respect of dividends.

A reconciliation of the numerators and denominators for the basic and diluted EPS computations is as follows:

(In millions, except share and per share amounts)	For the fiscal year ended June 27, 2015	For the fiscal year ended June 28, 2014	For the fiscal year ended June 29, 2013
Numerator:			
Net Income	$ 56.5	$ 15.5	$ 8.4
Denominator:			
Weighted-average common shares outstanding	86,874,727	86,868,452	86,864,606
Dilutive effect of share-based awards	738,971	664,872	593,924
Weighted-average dilutive shares outstanding	87,613,698	87,533,324	87,458,530
Basic earnings per share	$ 0.65	$ 0.18	$ 0.10
Diluted earnings per share	$ 0.64	$ 0.18	$ 0.10

On August 28, 2015, the Company effected a 0.485-for-one reverse stock split to stockholders of record as of August 28, 2015. All share and per share information has been retroactively adjusted to reflect the reverse stock split of the Company's common stock.

18. Stock Compensation

The Performance Food Group Company 2007 Management Option Plan (the "2007 Option Plan") allows for the granting of awards to current and future employees, officers, directors, consultants, and advisors, of the Company or its affiliates in the form of nonqualified options. The 2007 Option Plan is designed to promote long-term growth and profitability of the Company by providing employees and consultants who are or will be involved in the Company's growth with an opportunity to acquire an ownership interest in the Company, thereby encouraging them to contribute to and participate in the success of the Company. The terms and conditions of awards granted under the 2007 Option Plan are determined by the Board of Directors. All current awards have a contractual term of ten years.

The 2007 Option Plan has repurchase rights that generally allow the Company to repurchase shares, at the current fair value following a participant's retirement or a participant's termination of employment by the Company other than for "cause" and at the lower of the original exercise price or current fair value following any termination of employment by the Company for "cause," resignation of the participant, or in the event a participant resigns due to retirement and subsequently breaches the non-competition or non-solicitation covenant within one year of such participant's termination. There are 6,445,982 shares of Class B non-voting stock reserved for issuance under the 2007 Option Plan and 367,183 options available for issuance as of June 27, 2015.

Each of the employee awards under the 2007 Option Plan is divided into three equal portions, with each such portion exercisable for one-third of the grant. Tranche I options are subject to time vesting. Tranche II and Tranche III options are both time and performance vesting, including performance criteria based on the internal

14,500,000 Shares
Performance Food Group Company
Common Stock



PROSPECTUS

Credit Suisse   **Barclays**
Wells Fargo Securities   **Morgan Stanley**

Blackstone Capital Markets
BB&T Capital Markets
Guggenheim Securities
Macquarie Capital

, 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (the "SEC") registration fee, the Financial Industry Regulatory Authority Inc. ("FINRA") filing fee and the NYSE filing fee and listing fee.

SEC registration fee	$ 49,701
FINRA filing fee	$ 63,032
NYSE filing fee and listing fee	$ 250,000
Printing fees and expenses	$ 500,000
Legal fees and expenses	$2,500,000
Registrar and transfer agent fees	$ 50,000
Accounting fees and expenses	$2,000,000
Miscellaneous expenses	$ 287,267
Total	$5,700,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL ("Section 145"), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the Board of Directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors and the selling stockholders, and by us and the selling stockholders of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

During the fiscal year ended June 29, 2013, we issued 1,213 shares of our Class B common stock to members of our management upon the exercise of stock options granted pursuant to our equity incentive plan.

During the fiscal year ended June 28, 2014, we issued 8,439 shares of our Class B common stock to members of our management upon the exercise of stock options granted pursuant to our equity incentive plan.

During the fiscal year ended June 27, 2015, we issued 4,850 shares of our Class B common stock to members of our management upon the exercise of stock options granted pursuant to our equity incentive plan.

Between June 28, 2015 and September 14, 2015, we issued 9,699 shares of common stock to members of our management upon the exercise of stock options granted pursuant to our equity incentive plan.

All of these shares were issued without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richmond, State of Virginia, on the 21st day of September, 2015.

PERFORMANCE FOOD GROUP COMPANY

By: /s/ Michael L. Miller

Name: Michael L. Miller
Title: Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 7 to the Registration Statement has been signed by the following persons in the capacities indicated on the 21st day of September, 2015.

Signature	Title
* George L. Holm	President and Chief Executive Officer; Director (Principal Executive Officer)
* Robert D. Evans	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
* Christine Vlahcevic	Chief Accounting Officer (Principal Accounting Officer)
* William F. Dawson Jr.	Director
* Bruce McEvoy	Director
* Prakash A. Melwani	Director
* Jeffrey Overly	Director
* Douglas M. Steenland	Director, Chairman of the Board of Directors
* Arthur B. Winkleblack	Director
* John J. Zillmer	Director

*By: /s/ Michael L. Miller

Michael L. Miller
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1▲	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant
3.2▲	Form of Amended and Restated Bylaws of the Registrant
5.1▲	Opinion of Simpson Thacher & Bartlett LLP
10.1*	Amended and Restated Credit Agreement, dated May 8, 2012, among Performance Food Group, Inc., PFGC, Inc., and Wells Fargo, National Association, as administrative agent and collateral agent, and the other agents and lenders parties thereto
10.2*	First Amendment to Credit Agreement, dated as of May 6, 2013, among Performance Food Group, Inc., PFGC, Inc., the guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent and collateral agent, and the lenders party thereto
10.3*	Second Amendment to Credit Agreement dated as of February 18, 2015, among Performance Food Group, Inc., PFGC, Inc., Wells Fargo Bank, National Association, as administrative agent and collateral agent, and the lenders party thereto
10.4*	Credit Agreement, dated May 14, 2013, among Performance Food Group Inc., PFGC, Inc., Credit Suisse AG, Cayman Islands Branch, as administrative and collateral agent, Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets, Barclays Bank PLC, J.P. Morgan Securities LLC, and Wells Fargo Securities LLC, as joint lead arrangers and joint bookrunners, and the other lenders party thereto
10.5*	Form of Amended and Restated Stockholders' Agreement
10.6▲	Form of Amended and Restated Registration Rights Agreement
10.7*†	Amended and Restated 2007 Management Option Plan
10.8*†	2015 Omnibus Incentive Plan
10.9*†	Employment Letter Agreement, dated September 6, 2002, between George L. Holm and Performance Food Group Company (f/k/a Wellspring Distribution Corp.)
10.10▲	Form of Advisory Agreement
10.11*†	Employment Letter Agreement, dated April 7, 2014, between Jim Hope and Performance Food Group
10.12*†	Employment Letter Agreement, dated December 11, 2014, between David Flitman and Performance Food Group Company
10.13*†	Non-Qualified Stock Option Award Agreement, dated April 12, 2010, between Douglas M. Steenland and Performance Food Group Company (formerly known as Wellspring Distribution Corp.)
10.14*†	Form of Option Award Agreement for Named Executive Officers under the 2007 Management Option Plan
10.15*†	Form of Severance Letter Agreement
10.16*†	Form of Time-Based Restricted Stock Agreement under the 2015 Omnibus Incentive Plan
10.17*†	Form of Performance-Based Restricted Stock Agreement under the 2015 Omnibus Incentive Plan
10.18*†	Form of Option Grant under the 2015 Omnibus Incentive Plan
21.1*	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
23.2▲	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)
24.1*	Power of Attorney (included on signature pages to this Registration Statement)

---

*   Previously filed.

†   Identifies exhibits that consist of a management contract or compensatory plan or arrangement.